UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62220/June 4, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13875

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In the Matter of   :
                                                                               :
UNITED VANGUARD HOMES, INC.,   :
UNIVERSAL LIFE HOLDING CORP.,   :   ORDER MAKING FINDINGS
UNIVERSAL STANDARD MEDICAL   :   AND IMPOSING SANCTIONS
  LABORATORIES, INC. (N/K/A UNIVERSAL   :   BY DEFAULT
  STANDARD HEALTHCARE, INC.),   :
UNIVERSE2U, INC.,   :
U.S. HARVEST MEDICAL   :
  TECHNOLOGIES CORP.,   :
U.S. HOMECARE CORP., and   :
USA CLASSIC, INC.   :

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        The Securities and Exchange Commission (Commission) initiated this proceeding on April 30, 2010. On the same date, the Division of Enforcement (Division) notified Respondents that the Division's files were available for inspection and copying. See 17 C.F.R. § 201.230. All Respondents were served with the Order Instituting Proceedings (OIP) by May 11, 2010. On May 26, 2010, the Commission revoked the registration of the registered securities of U.S. Harvest Medical Technologies Corp., pursuant to an Offer of Settlement. United Vanguard Homes, Inc., Exchange Act Release No. 62172.

        None of the remaining six Respondents has filed an Answer, participated in the prehearing conference on May 28, 2010, or otherwise defended the proceeding. Accordingly, I find these six Respondents to be in default and I find the allegations in the OIP to be true as to each of them. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

        United Vanguard Holmes, Inc. (United Vanguard), Central Index Key (CIK) No. 21221, is a dissolved Delaware corporation located in Glen Cove, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act). United Vanguard is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999.

Universal Life Holding Corp. (Universal Life), CIK No. 102043, is a dissolved Illinois corporation located in Olney, Maryland, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Universal Life is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2004, which reported a net loss of $140,523 for the prior nine months.

Universal Standard Medical Laboratories, Inc. (n/k/a Universal Standard Healthcare, Inc.) (Universal Standard), CIK No. 889187, is a dissolved Michigan corporation located in Southfield, Michigan, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Universal Standard is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999.

Universe2U Inc. (Universe2U), CIK No. 1094089, is a permanently revoked Nevada corporation located in Thornhill, Ontario, Canada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Universe2U is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $4.31 million for the prior nine months.

U.S. Homecare Corp. (U.S. Homecare), CIK No. 874507, is an inactive New York corporation located in Hartford, Connecticut, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. U.S. Homecare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $160,000 for the prior three months. U.S. Homecare announced that it ceased operations on April 28, 2000.

USA Classic, Inc. (USA Classic), CIK No. 892957, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. USA Classic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 1994, which reported a net loss of over $3.45 million for the prior three months. As of April 29, 2010, USA Classic's stock, symbol USCLQ, was traded on the over-the-counter markets.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of United Vanguard, Universal Life, Universal Standard, Universe2U, U.S. Homecare, and USA Classic is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of United Vanguard Homes, Inc., Universal Life Holding Corp., Universal Standard Medical Laboratories, Inc. (n/k/a Universal <u>Standard</u> Healthcare, Inc.), Universe2U Inc., U.S. Homecare Corp., and USA Classic, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge